UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Takahiro Saito

General Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-4198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 27,168,922*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 27,168,922*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,168,922*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]
13.	Percent of Class Represented by Amount in Row (11): 12.9%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 17,168,922 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”) and 10,000,000 shares of Company Ordinary Shares issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. (the “Investor”) and the Company.

**	Based on 210,406,138 shares of Company Ordinary Shares, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of November 6, 2017 as reported by the Company in its Form 10-Q filed on November 9, 2017, plus (ii) the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D that was filed on May 30, 2017 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 1 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 1. Only those items reported in this Amendment No. 1 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following to the end thereof:

On November 14, 2017 , the Investor adopted and entered into a pre-arranged stock trading plan (the “10b5-1 Plan”) with a securities broker-dealer (the “Broker”) that is intended to comply with the requirements of Rules 10b5-1 and 10b-18 promulgated under the Exchange Act. The 10b5-1 Plan was adopted during an open trading window under the Company’s policy regarding insider trading and when the Investor was not in possession of material non-public information about the Company. Under the 10b5-1 Plan, the Broker is authorized and directed to purchase on behalf of the Investor up to 13,500,000 shares of Company Ordinary Shares in the open market and through block trades from November 15, 2017 through September 21, 2018. The further purchase of shares pursuant to the 10b5-1 Plan is to increase the Investor’s ownership of Company Ordinary Shares for investment purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The information in Items 3 and 4 is incorporated herein by reference. Except for the Investment Agreement, the Option Agreement and the 10b5-1 Plan, to the best knowledge of the Investor, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: November 14, 2017	By:	/s/ Takahiro Saito
	Name:	Takahiro Saito
	Title:	General Manager, Actuarial and Accounting Unit

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